Exhibit 99.77(d)

Item 77D. Policies with respect to security investments.

  On May 6, 2013 at a special meeting of shareholders, shareholders approved a proposal to modify ING Money Market Fund’s fundamental policy with respect to concentration to clarify that the Fund may invest without limitation in certificates of deposit, fixed-time deposits, bankers acceptances, and other short-term instruments issued by banks that are otherwise eligible investments for the Fund under the 1940 Act, the rules and regulations thereunder and any exemptive relief obtained by the Fund.